UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐Form 10-D	☐Form N- SAR	☐Form N-CSR

    For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

HOLLYWOOD ENTERTAINMENT EDU HOLDING, INC.
Full Name of Registrant:

N/A
Former Name if Applicable

1875 Century Park East, Suite 700
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90067
City, State and Zip Code

PART II
Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in  reasonable  detail the reasons  why the Form 10-K,  11-K, 20-F, 10-Q,  N-SAR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The  Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Annual Report without unreasonable effort or expense.  The Company fully expects to be able to file within the additional time allowed by this report.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hollis Liu	(310)	990-2590
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject reportportion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HOLLYWOOD ENTERTAINMENT EDU HOLDING, INC.
 (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Dated: March 31, 2009	HOLLYWOOD ENTERTAINMENT EDU HOLDING, INC.

	By:	/s/ Hollis Liu
Hollis Liu Title: President, Secretary and Sole Director
(Principal Executive Officer)
(Principal Financial and Accounting Officer)